MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the year ended December 31, 2017 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company uses certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U . S . dollars unless otherwise indicated. This MD&A is dated as of February 22, 2018 and all information contained is current as of February 22, 2018 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017

Forward-LookingStatements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2018, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 17
History and Strategy	Page 4	Selected Annual Information	Page 19
Consolidated Operations	Page 5	Non IFRS Measures	Page 19
Guanaceví Operations	Page 7	Quarterly Results and Trends	Page 25
Bolañitos Operations	Page 10	Annual Outlook	Page 29
El Cubo Operations	Page 12	Liquidity and Capital Resources	Page 32
Development Activities	Page 14	Changes in Accounting Policies	Page 38
Exploration Results	Page 15	Risks and Uncertainties	Page 42
Reserves and Resources	Page 16	Controls and Procedures	Page 47

2

Three Months Ended December 31			2017 Highlights	Year Ended December 31
2017	2016	% Change		2017	2016	% Change
Production
1,436,962	1,088,845	32%	Silver ounces produced	4,919,788	5,435,407	(9%)
14,577	11,402	28%	Gold ounces produced	53,007	57,375	(8%)
1,400,705	1,064,827	32%	Payable silver ounces produced	4,803,589	5,308,026	(10%)
14,245	11,059	29%	Payable gold ounces produced	51,797	55,716	(7%)
2,530,237	1,943,995	30%	Silver equivalent ounces produced(1)	8,895,313	9,738,532	(9%)
7.97	9.39	(15%)	Cash costs per silver ounce(2)(3)	8.06	6.78	19%
11.38	11.31	1%	Total production costs per ounce(2)(4)	11.68	9.40	24%
12.70	20.11	(37%)	All-in sustaining costs per ounce(2)(5)	16.96	12.43	36%
349,924	317,555	10%	Processed tonnes	1,279,873	1,458,917	(12%)
84.38	70.72	19%	Direct production costs per tonne(2)(6)	82.36	72.42	14%
11.57	12.13	(5%)	Silver co-product cash costs(7)	11.88	10.89	9%
885	811	9%	Gold co-product cash costs(7)	886	810	9%
Financial
41.6	28.7	45%	Revenue ($ millions)	150.5	156.8	(4%)
1,392,518	946,456	47%	Silver ounces sold	4,892,855	5,152,031	(5%)
14,117	11,004	28%	Gold ounces sold	51,460	55,851	(8%)
16.84	17.03	(1%)	Realized silver price per ounce	17.24	16.84	2%
1,288	1,139	13%	Realized gold price per ounce	1,285	1,253	3%
2.7	(5.2)	151%	Net earnings (loss) ($ millions)	9.7	3.9	148%
7.9	4.5	75%	Mine operating earnings ($ millions)	28.5	38.9	(27%)
12.7	6.4	99%	Mine operating cash flow(8) ($ millions)	45.4	52.9	(14%)
4.6	(1.1)	507%	Operating cash flow before working capital changes (9)	23.6	24.0	(2%)
6.9	(1.8)	475%	Earnings before ITDA (10) ($ millions)	25.6	27.8	(8%)
66.2	81.6	(19%)	Working capital ($ millions)	66.2	81.6	(19%)
Shareholders
0.02	(0.04)	150%	Earnings (loss) per share – basic	0.08	0.03	167%

0.04	(0.01)	505%	Operating cash flow before working capital changes per share(9)	0.19	0.20	(9%)

127,486,671	126,676,562	1%	Weighted average shares outstanding	127,340,834	117,505,811	8%

(1)	Silver equivalents are calculated using a 75:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 and 24.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 19.

(9)	See Reconciliation to IFRS on page 19 for the reconciliation of operating cash flow before working capital changes and page 20 for the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 20.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. The El Cubo property came with substantial reserves and resources and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, the Company initiated a two-year operational turn-around and capital investment program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability.

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company is advancing three exploration and development projects. These projects include the Company’s high grade discovery on the Terronera property in Jalisco state, the permitted El Compas property and the leased La Plata plant in Zacatecas state that were acquired in 2016, and the prospective Parral properties in Chihuahua state that were also acquired in 2016. The Company is also exploring a number of other properties towards achieving its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company is advancing three exploration and development projects in Mexico, including the Company’s high-grade discovery on the Terronera property in Jalisco state, the permitted El Compas property and leased La Plata plant in Zacatecas state, and the prospective Parral properties in Chihuahua state.

Consolidated Production Results for the Three Months and Years Ended December 31, 2017 and 2016

Three Months Ended December 31			CONSOLIDATED	Year Ended December 31
2017	2016	% Change		2017	2016	% Change
349,924	317,555	10%	Ore tonnes processed	1,279,873	1,458,917	(12%)
152	123	24%	Average silver grade (gpt)	140	136	3%
84.1	87.0	(3%)	Silver recovery (%)	85.4	85.3	0%
1,436,962	1,088,845	32%	Total silver ounces produced	4,919,788	5,435,407	(9%)
1,400,705	1,064,827	32%	Payable silver ounces produced	4,803,589	5,308,026	(10%)
1.56	1.35	15%	Average gold grade (gpt)	1.54	1.50	2%
83.3	83.0	0%	Gold recovery (%)	83.9	81.7	3%
14,577	11,402	28%	Total gold ounces produced	53,007	57,375	(8%)
14,245	11,059	29%	Payable gold ounces produced	51,797	55,716	(7%)
2,530,237	1,943,995	30%	Silver equivalent ounces produced(1)	8,895,313	9,738,532	(9%)
7.97	9.39	(15%)	Cash costs per silver ounce(2)(3)	8.06	6.78	19%
11.38	11.31	1%	Total production costs per ounce(2)(4)	11.68	9.40	24%
12.70	20.11	(37%)	All in sustaining cost per ounce (2)(5)	16.96	12.43	36%
84.38	70.72	19%	Direct production costs per tonne(2)(6)	82.36	72.42	14%
11.57	12.13	(5%)	Silver co-product cash costs (7)	11.88	10.89	9%
885	811	9%	Gold co-product cash costs (7)	886	810	9%

(1)	Silver equivalents are calculated using a 75:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 21.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 and 24.

5

Consolidated Production

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)
Consolidated silver production during Q4, 2017 was 1,436,962 ounces (oz), an increase of 32% compared to 1,088,845 oz in Q4, 2016, and gold production was 14,577 oz, an increase of 28% compared to 11,402 oz in Q4, 2016. Plant throughput was 349,924 tonnes at average grades of 152 grams per tonne (gpt) silver and 1.56 gpt gold, compared to 317,555 tonnes grading 123 gpt silver and 1.35 gpt gold in Q4, 2016. Silver production increased due to higher throughput and silver grades, partly offset by lower silver recoveries. Gold production increased due to higher throughput andgold grades..

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
Consolidated silver production during 2017 was 4,919,788 oz, a decrease of 9% compared to 5,435,407 oz in 2016, and gold production was 53,007 oz, a decrease of 8% compared to 57,375 oz in 2016. Plant throughput was 1,279,873 tonnes at average grades of 140 gpt silver and 1.54 gpt gold, compared to 1,458,917 tonnes grading 136 gpt silver and 1.50 gpt gold in 2016. Metal production decreased primarily due to lower throughput.

Production was down year-on-year due to operational challenges at the Guanaceví mine and significantly reduced spending on exploration and development in fiscal 2015 and 2016 given low metal prices those years. The reduced spending on exploration and development reduced the Company’s mine access to ore and therefore production in 2017. The Company restarted its exploration and development programs in the third quarter 2016 in an effort to expand resources and access reserves.

In 2017, silver equivalent production met the low end of our original guidance and the high end of our revised guidance, notwithstanding the operating challenges at the Guanaceví mine.

6

Consolidated Operating Costs

Three months endeFd December 31, 2017 (compared to the three months ended December 31, 2016)
Direct production costs per tonne in Q4, 2017 increased 19% compared with Q4, 2016. Reduced production at Guanaceví in 2017 and low cost ore processed in 2016 at Bolañitos and El Cubo were the primary drivers for the variance. Cash costs fell 15% on a consolidated basis due to higher throughput, and higher grades. Similarly, all-in sustaining costs fell as a result of lower operating cash costs as well as lower general and administration costs and capital and exploration expenditures in the quarter.

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
Direct production costs per tonne in 2017 increased 14% compared with 2016. Reduced throughput of 12% had a direct impact on cash costs, which increased 19% to $8.06 on a consolidated basis due to the lower production. All-in sustaining costs increased 36% to $16.96 as a result of higher cash costs and management significantly increasing capital investments for the long-term benefit of Guanaceví and El Cubo after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

In August 2017, due to operational issues at Guanaceví, management revised its 2017 direct operating costs guidance upwards to $75 to $80 per tonne. cash costs guidance upwards to $7.00 to $8.00 per oz of silver produced and all-in sustaining cost guidance upwards to $15.25 to $16.25 per oz of silver produced, assuming $17 per oz silver price, $1,190 per oz gold price, and 20:1 Mexican peso per U.S. dollar exchange rate, net of gold by-product credits.

Cash cost, all-in sustaining cost and direct operating cost were all slightly higher than the revised guidance due the lower than planned mine output. The higher realized gold price was offset by the appreciation of the Mexican peso.

Guanaceví Operations

The Guanaceví operation is currently mining high grade ore from three underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment for 480 people and engages 428 contractors. Guanaceví mine production continues to lag below plant capacity due to the operational issues mentioned under “Guanaceví Production Results” which are now mostly resolved. Management has initiated a seven month mine site training program aimed at significantly improving work force productivity and cutting costs, and will continue to closely monitor the operating performance at Guanaceví. Returning Guanaceví to long-term profitability lies in developing two new orebodies, Milache and SCS. Underground ramp access is already underway towards Milache and initial production there is expected in late 2018. Mine development at SCS is scheduled to commence H1, 2018 with initial production scheduled to coincide with production from Milache.

7

Production Results for the Three Months and Years Ended December 31, 2017 and 2016

Three Months Ended December 31			GUANACEVÍ	Year Ended December 31
2017	2016	% Change		2017	2016	% Change
83,881	87,850	(5%)	Ore tonnes processed	321,113	367,441	(13%)
241	211	14%	Average silver grade (g/t)	230	232	(1%)
83.7	90.7	(8%)	Silver recovery (%)	87.0	86.3	1%
544,117	540,708	1%	Total silver ounces produced	2,066,448	2,364,045	(13%)
543,573	538,616	1%	Payable silver ounces produced	2,064,382	2,359,519	(13%)
0.54	0.49	10%	Average gold grade (g/t)	0.53	0.51	4%
85.5	89.0	(4%)	Gold recovery (%)	86.6	88.4	(2%)
1,245	1,232	1%	Total gold ounces produced	4,740	5,328	(11%)
1,245	1,225	2%	Payable gold ounces produced	4,736	5,315	(11%)
637,492	633,108	1%	Silver equivalent ounces produced(1)	2,421,948	2,763,645	(12%)
12.39	12.66	(2%)	Cash costs per silver ounce(2)(3)	13.41	10.56	27%
19.92	15.84	26%	Total production costs per ounce(2)(4)	20.20	13.60	49%
17.57	26.74	(34%)	All in sustaining cost per ounce (2)(5)	22.87	19.07	20%
99.39	93.60	6%	Direct production costs per tonne(2)(6)	105.13	84.94	24%
13.04	13.20	(1%)	Silver co-product cash costs (7)	13.95	11.31	23%
997	883	13%	Gold co-product cash costs (7)	1,040	841	24%

(1)	Silver equivalents are calculated using a 75:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 and 24.

Guanaceví Production Results

Management originally guided 2017 production at Guanaceví to range from 2.4 to 2.6 million oz silver and 5,300 to 6,300 oz gold. However, three unrelated operational issues caused Guanaceví production to fall below plan:

•

The Santa Cruz mine encountered an influx of hot water and neither the pumping nor ventilation systems were capable of handling the increased water and heat so access to this area was lost due to flooding of the mine. Management implemented operational changes and made capital investments in 2017 to improve the pumping, ventilation and electrical systems and the mine was dewatered once again by late June 2017.

•

In July 2017, a lightning strike caused a power outage, resulting in another pump failure and renewed flooding in the deeper working areas of Santa Cruz. Completion of electrical and ventilation repairs and construction of a new underground pump station should help improve production consistency going forward.

•	Guanaceví also endured slower than planned mine development due to narrower vein widths than in the resource model resulting in lower mine output than planned.

8

Management completed an internal review of reserves and resources at Guanaceví and developed a revised mine plan for the balance of 2017. Due to the narrower vein widths, in July, management re-estimated production to range from 800 to 900 tonnes per day and revised Guanaceví 2017 estimated production guidance downwards to 2.0 to 2.1 million oz silver and 4,400 to 4,500 oz gold.

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)
Silver production at the Guanaceví mine during Q4, 2017 was 544,177 oz, an increase of 1% compared to 540,708 oz in Q4, 2016, and gold production was 1,245 oz, an increase of 1% compared to 1,232 oz in Q4, 2016. Plant throughput was 83,881 tonnes at average grades of 241 gpt silver and 0.54 gpt gold, compared to 87,850 tonnes grading 211 gpt silver and 0.49 gpt gold in Q4, 2016. Metal production increased due to higher grades offset by lower throughput. The lower throughput is the result of the aforementioned operational issues, mine development being behind plan and company personnel focused on improving underground services, including power, dewatering and ventilation and mining lower grade areas within the ore-bodies.

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
Silver production at the Guanaceví mine during 2017 was 2,066,448 oz, a decrease of 13% compared to 2,364,045 oz in 2016, and gold production was 4,740 oz, a decrease of 11% compared to 5,328 oz in 2016. Plant throughput was 321,113 tonnes at average grades of 230 gpt silver and 0.53 gpt gold, compared to 367,441 tonnes grading 232 gpt silver and 0.51 gpt gold over the same period in 2016. Metal production fell due to lower throughput as a result of the matters aforementioned in the preceding Q4 comparison. As a result, silver equivalent production in 2017 was below management’s original guidance, but, despite the operational challenges and lower throughput, met management’s revised guidance as silver recoveries were slightly higher than expected. Gold production exceeded management’s revised guidance due to higher gold grade offset by lower throughput.

Guanaceví Operating Costs

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)
As a result of a 5% decreased mine output and plant throughput, direct production costs per tonne in Q4, 2017 rose 6% compared with Q4, 2016. The decreased throughput, was offset by higher silver grades resulting in lower cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which fell 2% to $12.39 per oz of payable silver in Q4, 2017 compared to $12.66 per oz in Q4, 2016. All-in sustaining costs (also a non-IFRS measure) which, compared to Q4, 2016, decreased 34% to $17.57 per oz in Q4, 2017. This decrease in all-in sustaining costs was a result of management significantly decreasing capital investments and exploration expenditures in the quarter.

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
As a result of decreased mine output, direct production costs per tonne in 2017 rose significantly compared with 2016. The direct costs per tonne rose 24%, as mine output decreased by 13%, resulting in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 27% to $13.41 per oz of payable silver in 2017 compared to $10.56 per oz in 2016. The lower throughput and higher development expenditures resulted in higher all-in sustaining costs (also a non-IFRS measure) which, compared to 2016, increased 20% to $22.87 per oz in 2017. This increase in all-in sustaining costs was a result of higher cash costs and management significantly increasing capital investments for the long-term benefit of Guanaceví operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

9

Bolañitos Operations

The Bolañitos operation encompasses three silver-gold mines and a flotation plant. During 2017, the Company focused on extracting and processing accessible ore at the Bolañitos operation to maximize cash flow. Bolañitos provides steady employment for 365 people and engages 224 contractors.

Production Results for the Three Months and Years Ended December 31, 2017 and 2016

Three Months Ended December 31			BOLAÑITOS	Year Ended December 31
2017	2016	% Change		2017	2016	% Change
124,172	101,568	22%	Ore tonnes processed	446,924	507,704	(12%)
86	71	21%	Average silver grade (g/t)	80	81	(1%)
81.8	80.1	2%	Silver recovery (%)	81.3	79.6	2%
280,712	185,813	51%	Total silver ounces produced	934,238	1,052,617	(11%)
269,484	178,380	51%	Payable silver ounces produced	896,869	1,010,512	(11%)
2.18	2.22	(2%)	Average gold grade (g/t)	2.24	2.31	(3%)
82.8	81.7	1%	Gold recovery (%)	83.6	81.5	3%
7,204	5,926	22%	Total gold ounces produced	26,910	30,720	(12%)
7,025	5,731	23%	Payable gold ounces produced	26,238	29,747	(12%)
821,012	630,263	30%	Silver equivalent ounces produced(1)	2,952,488	3,356,617	(12%)
(2.73)	(4.87)	44%	Cash costs per silver ounce(2)(3)	(4.00)	(8.37)	52%
(1.47)	(3.59)	59%	Total production costs per ounce(2)(4)	(1.80)	(4.49)	60%
1.01	1.02	(1%)	All in sustaining cost per ounce (2)(5)	1.62	(4.77)	134%
67.04	54.35	23%	Direct production costs per tonne(2)(6)	67.68	57.07	19%
10.01	9.48	6%	Silver co-product cash costs (7)	10.29	8.68	19%
765	634	21%	Gold co-product cash costs (7)	767	646	19%

(1)	Silver equivalents are calculated using a 75:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 and 24.

10

Bolañitos Production Results

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)
Silver production at the Bolañitos mine was 280,712 oz in Q4, 2017, an increase of 51% compared to 185,813 oz in Q4, 2016, and gold production was 7,204 oz in Q4, 2017, an increase of 22% compared to 5,926 oz in Q4, 2016. Plant throughput in Q4, 2017 was 124,172 tonnes at average grades of 86 gpt silver and 2.18 gpt gold, compared to 101,568 tonnes grading 71 gpt silver and 2.22 gpt gold in Q4, 2016. Silver production increased due to higher throughput and silver grades, while gold production increased due to the higher throughput.

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
Silver production at the Bolañitos mine was 934,238 oz in 2017, a decrease of 11% compared to 1,052,617 oz in 2016, and gold production was 26,910 oz in 2017, a decrease of 12% compared to 30,720 oz in 2016. Plant throughput in 2017 was 446,924 tonnes at average grades of 80 gpt silver and 2.24 gpt gold, compared to 507,704 tonnes grading 81 gpt silver and 2.31 gpt gold in 2016. Metal production was down due to the lower throughput.

At Bolañitos, silver equivalent production significantly exceeded guidance for 2017. Silver production met guidance as the higher than planned throughput and slightly improved recoveries offset the lower than planned silver grades. Gold production exceeded guidance due to the higher throughput and gold grades. At Bolañitos, silver grades were 16% lower than plan, while gold grades were 8% higher than plan. The variation in grades compared to plan was due to more ore being mined from the LL-Ascuncion ore body and less from Plateros than originally planned. The LL-Ascuncion ore contains lower silver grades than the Plateros ore.

Bolañitos Operating Costs

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)
Direct production costs per tonne in Q4, 2017 increased 23% to $67.04 per tonne despite increased production, offset by the items mentioned in the year-to-year comparison below. The higher cost per tonne increased cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to negative $2.73 per oz of payable silver in Q4, 2017 compared to negative $4.87 per oz in Q4, 2016. All-in sustaining costs (also a non-IFRS measure) in Q4, 2017 of $1.01 per oz is comparable to $1.02 per oz in Q4, 2016 directly attributed to the decreased capital and exploration expenditures.

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
Direct production costs per tonne in 2017 increased 19% to $67.68 per tonne due to reduced production activity over the whole year and higher waste removal to access certain areas of the ore body. Additionally, 2016 costs were significantly lower than 2017 costs due to the processing of historical stockpiles carried at no value. After adjusting for the historical stockpile tonnes, the 2016 direct costs per tonne were estimated to be approximately $62 per tonne. The higher cost per tonne increased cash costs, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to negative $4.00 per oz in 2017 compared to negative $8.37 per oz in 2016. All-in sustaining costs (also a non-IFRS measure) in 2017 increased to $1.62 per oz compared to negative $4.77 per oz in 2016 due to increased exploration and development activity and higher allocation of corporate general and administrative charges.

11

El Cubo Operations

Endeavour’s third mine, El Cubo, was acquired in July 2012 as an operational turn around opportunity and offered the potential to become a core asset with a reasonable reserve/resource mine life. El Cubo currently employs 622 people and engages 428 contractors.

Production Results for the Three Months and Years Ended December 31, 2017 and 2016

Three Months Ended December 31			EL CUBO	Year Ended December 31
2017	2016	% Change		2017	2016	% Change
141,871	128,137	11%	Ore tonnes processed	511,836	583,772	(12%)
157	103	52%	Average silver grade (g/t)	136	123	11%
85.5	85.4	0%	Silver recovery (%)	85.8	87.4	(2%)
612,133	362,324	69%	Total silver ounces produced	1,919,102	2,018,745	(5%)
587,648	347,831	69%	Payable silver ounces produced	1,842,338	1,937,995	(5%)
1.61	1.24	30%	Average gold grade (g/t)	1.55	1.41	10%
83.4	83.1	0%	Gold recovery (%)	83.7	80.6	4%
6,128	4,244	44%	Total gold ounces produced	21,357	21,327	0%
5,975	4,103	46%	Payable gold ounces produced	20,823	20,654	1%
1,071,733	680,624	57%	Silver equivalent ounces produced(1)	3,520,877	3,618,270	(3%)
8.78	11.65	(25%)	Cash costs per silver ounce(2)(3)	7.93	10.09	(21%)
9.38	11.92	(21%)	Total production costs per ounce(2)(4)	8.69	11.52	(25%)
13.56	19.62	(31%)	All in sustaining cost per ounce (2)(5)	17.80	13.32	34%
90.69	68.01	33%	Direct production costs per tonne(2)(6)	80.90	77.88	4%
11.90	13.49	(12%)	Silver co-product cash costs (7)	11.79	12.61	(6%)
910	902	1%	Gold co-product cash costs (7)	879	938	(6%)

(1)	Silver equivalents are calculated using a 75:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 19.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 21.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 21.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 22.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 21.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 23 and 24.

12

El Cubo Production Results

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)
Silver production at the El Cubo mine was 612,133 oz in Q4, 2017, an increase of 69% compared to 362,324 oz in Q4, 2016, and gold production was 6,128 oz in Q4, 2017, an increase of 44% compared to 4,244 oz in Q4, 2016. Plant throughput in Q4, 2017 was 141,871 tonnes at average grades of 157 gpt silver and 1.61 gpt gold, compared to 128,137 tonnes grading 103 gpt silver and 1.24 gpt gold in Q4, 2016. The higher metal production is a result of higher throughput and grades.

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
Silver production at the El Cubo mine was 1,919,102 oz in 2017, a decrease of 5% compared to 2,018,745 oz in 2016, and gold production was 21,357 oz in Q4, 2017, comparable to 21,327 oz in 2016. Plant throughput in 2017 was 511,836 tonnes at average grades of 136 gpt silver and 1.55 gpt gold, compared to 583,772 tonnes grading 123 gpt silver and 1.41 gpt gold in 2016. The lower silver production resulted from lower throughput with recoveries partly offset by higher silver grades. Despite the lower throughput, gold production in 2017 was comparable to 2016 as gold grades were higher.

At El Cubo, both silver and gold grades improved during 2017. Given Q4, 2016 results, in late Q1, 2017 management instituted more cut and fill mining and less long-hole mining in certain areas of the mine to reduce dilution and increase ore grades processed.

Silver equivalent production at El Cubo was below guidance for 2017 due to the lower than planned gold production. Silver production met guidance as throughput, grades and recoveries were in line with plan. Gold production missed guidance due to 9% lower gold grades than plan as mining of the higher gold grade area of the Villalpando ore body was re-scheduled to 2018 for a more efficient mine plan.

El Cubo Operating Costs

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)
Higher throughput was offset by higher maintenance and contractor costs resulting in 33% higher direct production costs of $90.69 per tonne. An increase in metal grades resulted in 25% reduced cash costs per ounce, net of byproduct credits (a non-IFRS measure and a standard of the Silver Institute), decreasing in Q4, 2017 to $8.78 per oz of payable silver compared to $11.65 per oz in Q4, 2016. Similarly, all-in sustaining costs decreased 31% at $13.56 per oz in Q4, 2017 compared to $19.62 per oz in Q4, 2016. The decrease in all-in sustaining costs was a result of the lower operating costs per unit.

Year ended December 31, 2017 (compared to the year ended December 31, 2016)
Despite a 12% decrease in throughput in 2017 compared to 2016, direct production costs on a per tonne basis increased 4%. Fewer contractors reduced the impact of reduced output. In 2017, the higher metal grade resulted in 21% lower cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), of $7.93 per oz of payable silver compared to $10.09 per oz in 2016. All-in sustaining costs increased 34% to $17.80 per oz in 2017 compared to $13.32 per oz in 2016. The increase in all-in sustaining costs was a result of management significantly increasing capital investments for the long-term benefit of El Cubo operations after a two-year period of reduced capital investment to maximize cash flow and ensure the viability of its operations during low silver and gold prices.

13

Development Activities

Terronera Project

The Terronera project features a newly discovered high grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and still open along strike to the southeast and down dip. In April 2017, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed a pre-feasibility study (“PFS”) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

At Terronera, work is currently focused on refinement of the project engineering and optimization studies on mine access, mining methods, crushing and grinding alternatives, and power alternatives. Permitting delays have affected the mine dumps and plant tailings permits. Therefore, management does not expect to break ground on mine development until the second half of 2018, with mine and plant commissioning anticipated to commence in the fourth quarter of 2019.

El Compas Project

The El Compas project is a high quality, permitted gold-silver mine and a leased plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources. There is also potential for the Company to acquire other properties in the area in order to consolidate resources and exploration targets in the district.

Due to the positive economics, low initial capital requirements, and management’s experience in having successfully developed similar mines in Mexico, a decision was made to proceed with development in Q3, 2017. The Company initiated the installation of project infrastructure, collaring the mine access ramp and refurbishing the plant. Management continues to wait for the explosive permit, as the processing of the application has taken longer by the state of Zacatecas than anticipated. As previously announced, the development of the main access ramp has proceeded using a form of low impact gunpowder. Management anticipated the mine and plant commissioning would commence in the first quarter of 2018. Due to the continued delay of the explosive permit, the commissioning is now expected in April 2018.

The main access ramp development has advanced 233 metres, with an additional 100 metres of advancement needed to reach the El Compas ore body.

Since publishing the PEA, the Company has continued to optimize mining methods, the crushing circuit and grinding alternatives and has been successful on a number of fronts in improving the operating metrics. The work index of the ore and the size on the motor allows the capacity of the milling circuit to increase to 325 tpd, which allows for the mining method to be changed to mechanized cut and fill from captive cut and fill. Mechanized cut and fill increases the mining rate but has the same cost profile as captive cut and fill previously disclosed in the PEA.

Additionally, the modified plant flow sheet will allow the Company to increase the ore grind size and produce a single concentrate, while still achieving recoveries similar to those outlined in the PEA, lowering overall power costs and improving the long-term stability of the tailings facility.

As a result of the modified mine plan and plant design and the delay in receiving the explosives permit, the total start up CAPEX has been revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the PEA. However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project. The Company anticipates achieving commercial production at El Compas in July 2018.

14

Exploration Results

In 2017, the Company’s exploration plan was for 64,000 metres of core drilling with a budget of $15.2 million for brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 20,000 metres of core drilling was planned at a cost of $3.0 million. At the exploration and development projects, 44,000 metres of core drilling was planned at a cost of $10.5 million.

Ultimately, the Company drilled 72,200 metres during the year ended December 31, 2017 and spent $15.5 million on drilling, engineering studies and other exploration activities. Of these expenditures, $12.5 million was expensed and $3.0 million were capitalized as infill drilling or concession payments. Results of the engineering studies have been described under “Development Activities”.

At Terronera, management planned a $2.3 million, 10,000 metres drill program to test other mineralized veins, complete the PFS, and advance the site infrastructure. At the end of Q1, 2017, management updated its NI 43-101 Mineral Resource and Reserve Estimates and completed the PFS as described under “Development Activities”. Subsequent to the completion of the PFS, a further 50 holes totaling 12,000 metres of drilling was completed along the Terronera vein, La Luz vein and other veins. Exploration activities at Terronera continued to expand the high grade, silver-gold mineralized zones to greater depths within the Terronera vein and at shallow depths within the La Luz vein. Drilling in the Terronera vein expanded the main high grade, mineralized zone down to 400 metre depths over a 600 metre length, still open to the depth and to the southeast. In addition to the main zone, drilling intercepted mineralized footwall and hanging wall splays. In some places, the splays merge to form one very thick mineralized zone.

Drilling in the La Luz vein, located about 2.2 kilometres northeast of the Terronera vein, expanded the new high grade, mineralized zone over 500 metres long by 250 metres deep starting approximately 100 metres below surface and still open to surface and to depth.

None of the drill results in 2017 were included in the PFS for Terronera and they indicate potential for the expansion of resources and improvement of economics of both the Terronera and La Luz veins.

At El Compas, management approved a $3.0 million exploration program to drill 8,000 metres to test new targets, collar an 800 metre exploration adit to provide underground access to the resources in the El Compas and El Orito veins, confirm drill results, and assess geotechnical parameters for mining of the mineralized zones. The Company drilled 11,300 metres in 2017, released an initial NI 43-101 Mineral Resource Estimate and completed a PEA as described under “Development Activities”. The drilling was designed to test the Orito vein, the newly discovered Ana Camila veins and test other recently acquired prospective properties within the district. Drilling identified mineralization in some veins and results are being interpreted.

At Parral, management planned a $3.0 million budget to drill 18,000 metres in order to confirm a portion of the historical resource, test multiple greenfields high grade and bulk tonnage silver targets, and initiate a PEA. As of December 31, 2017, a total of 21,000 meres were drilled at the La Colorada target to test a portion of the historical resource and at the Palmilla and San Patricio targets to test for new resources. Drilling has verified high grade silver mineralization within the Argentina-Remedios area of the Veta Colorada. Management released an initial resource comprising of 18.4 million silver ounces and 8,070 gold ounces as of December 31, 2017.

The Company planned a 5,000 metre drill program at the Guadalupe y Calvo property in Chihuahua, Mexico and a 3,000 metre drill program in Chile. During the year, management did not fully complete the planned program due to time constraints of personnel. A total of 2,500 metres were drilled at Guadalupe y Calvo with no significant results. Management continues to view both properties as being highly prospective - Guadalupe y Calvo for high grade vein mineralization near the existing resource, and for bulk tonnage silver-lead-zinc manto mineralization in Chile.

15

Reserves and Resources

Proven and Probable silver and gold Mineral Reserves increased year over year by 217% and 246% respectively to 33.5 million ounces of silver and 315,000 ounces of gold. On a silver equivalent basis, Mineral Reserves totalled 57.1 million ounces (at a silver to gold ratio of 75:1). These significant increases in Mineral Reserves are mainly due to the reclassification of Mineral Resources into Mineral Reserves pursuant to the NI 43-101 Technical Report, Preliminary Feasibility Study for the Terronera Project, Jalisco State Mexico dated May 18, 2017. The PFS estimated 4.06 million tonnes of Probable Mineral Reserves grading 207 g/t silver and 1.95 g/t gold containing 27 million silver ounces and 255,000 gold ounces at Terronera. Silver and gold Mineral Reserves at the Company’s existing three mines (Guanaceví, Bolañitos and El Cubo) otherwise decreased by 11% and 9% respectively, due to mining.

Measured and Indicated silver and gold Mineral Resources declined by 46% and 35% respectively to 31.6 million ounces of silver and 312,600 ounces of gold. The decrease in Measured and Indicated Mineral Resources was mainly the result of conversion into Mineral Reserves at the Terronera project and at the existing operations. Measured and Indicated silver and gold Mineral Resources at the Company’s existing three mines otherwise declined 20% and 14%, respectively due to mining.

Inferred silver Mineral Resources increased by 44% due to the initial Mineral Resource Estimate for the new Parral Properties. At Parral, 41 drill holes totalling 11,300 metres were completed to primarily verify a part of the historic Mineral Resource in the Veta Colorada mine area and to test one of the targets within the Palmilla Mine area. The initial estimate consists of an Indicated Mineral Resource of 216,000 silver oz and an Inferred Mineral Resource of 19.2 million silver oz and 18,100 gold oz. Management expects to complete and file a NI-43-101 Technical Report for the Parral properties in March 2018.

2017 Mineral Reserve and Resource Estimate Highlights (Compared to December 31, 2016)

•	Silver Proven and Probable Mineral Reserves increased 217% to 33.5 million oz
•	Gold Proven and Probable Mineral Reserves increased 246% to 315,300 oz
•	Silver equivalent Proven and Probable Mineral Reserves increased 228% to 57.1 million oz (75:1 silver:gold ratio)

•	Silver Measured and Indicated Mineral Resources decreased 46% to 36.7 million oz
•	Gold Measured and Indicated Mineral Resources decreased 35% to 362,900 oz
•	Silver equivalent Measured and Indicated Mineral Resources decreased 42% to 63.9 million oz

•	Silver Inferred Mineral Resources increased 44% to 53.1 million oz
•	Gold Inferred Mineral Resources decreased 12% to 300,800 oz
•	Silver equivalent Inferred Mineral Resources increased 22% to 75.7 million oz

Mineral Reserve and Resource estimates are based on pricing assumptions of $17.26 per ounce of silver and $1,232 per ounce of gold at Guanaceví, Bolañitos and El Cubo, $18.00 per ounce of silver and $1,250 per ounce of gold at Terronera and $18.00 per ounce of silver and $1,225 per ounce of gold at El Compas.

Note to U.S Investors: Mineral reserve and resources are as defined by Canadian securities laws. See “Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources”.

16

Consolidated Financial Results

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)

In Q4, 2017, the Company’s mine operating earnings were $7.9 million (Q4, 2016: $4.5 million) on sales of $41.6 million (Q4, 2016: $28.7 million) with cost of sales of $33.7 million (Q4, 2016: $24.2 million).

In Q4, 2017, the Company had operating earnings of $3.6 million (Q4, 2016: operating loss of $1.7 million) after exploration costs of $2.4 million (Q4, 2016: $4.9 million) and general and administrative costs of $1.9 million (Q4, 2016: $1.3 million).

Earnings before taxes in Q4, 2017 were $1.9 million (Q4, 2016: loss before taxes of $4.1 million) after finance costs of $0.1 million (Q4, 2016: $0.3 million), a foreign exchange loss of $2.0 million (Q4, 2016: $2.1 million), and investment and other income of $0.4 million (Q4, 2016: expense of $0.4 million). The Company realized net earnings for the period of $2.7 million (Q4, 2016: realized loss of $5.2 million) after an income tax recovery of $0.8 million (Q4, 2016 income tax expense of $1.1 million).

Sales of $41.6 million in Q4, 2017 represented a 45% increase over the $28.7 million for the same period in 2016. There was a 47% increase in silver ounces sold, offset by a 1% decrease in the realized silver price resulting in a 46% increase in silver sales. Similarly, there was a 28% increase in gold ounces sold with a 13% increase in realized gold prices resulting in a 45% increase in gold sales. During the period, the Company sold 1,392,518 oz silver and 14,117 oz gold, for realized prices of $16.84 and $1,288 per oz respectively, compared to sales of 946,456 oz silver and 11,004 oz gold, for realized prices of $17.03 and $1,139 per oz, respectively, in the same period of 2016. The realized price of silver was 1% higher than the average silver spot price during the period of $16.73 and the realized price of gold during the period was 1% higher than the average gold spot price during the period of $1,275 per oz, with the difference due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods silver and gold inventory to 241,321 oz and 1,226 oz, respectively at December 31, 2017 compared to 233,135 oz silver and 1,099 oz gold at September 30, 2017. The cost allocated to these finished goods was $4.8 million at December 31, 2017 compared to $4.8 million at September 30, 2017. At December 31, 2017, the finished goods inventory fair market value was $5.7 million compared to the fair value of $5.3 million at September 30, 2017.

Cost of sales for Q4, 2017 was $33.7 million, an increase of 39% over the cost of sales of $24.2 million for the same period of 2016. The 39% increase in cost of sales was primarily due to the sale of 47% more silver ounces during the period.

Exploration expenses decreased in Q4, 2017 to $2.4 million from $4.9 million in the same period of 2016 primarily due to planned timing of drilling activities for 2017. General and administrative expenses increased by 46% to $1.9 million in Q4, 2017 compared to $1.3 million in the same period of 2016 primarily due to increased costs for director’s deferred share units, which are marked to market at each period end. In Q4, 2016 there was a recovery of $785 due to a decrease during the quarter of the Company’s share price and during Q4 2017 a moderate increase in the share price resulted in an expense of $29.

The Company experienced a foreign exchange loss of $2.0 million in Q4, 2017 compared to a loss of $2.1 million in Q4, 2016. The $2.0 million loss was primarily due to the weakening of the Mexican peso against the U.S. Dollar in from September 30, 2017 to December 31, 2017, which resulted in lower valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $0.8 million in Q4, 2017 compared to an expense of $1.1 million in Q4, 2016. The $0.8 million tax recovery is comprised of $3.0 million in current income tax expense (Q4, 2016: expense of $0.1 million) and $3.8 million in deferred income tax recovery (Q4, 2016: expense of $1.0 million). The deferred income tax recovery of $3.8 million increased due to the recognition of previously unrecognized tax losses related to the El Cubo operation.

17

Year ended December 31, 2017 (compared to the year ended December 31, 2016)

For the year ended December 31, 2017, the Company’s mine operating earnings were $28.5 million (Q4, 2016: $38.9 million) on sales of $150.5 million (2016: $156.8 million) with cost of sales of $122.0 million (Q4, 2016: $117.9 million).

Operating earnings were $7.7 million (2016: $19.2 million) after exploration costs of $12.9 million (2016: $10.4 million) and general and administrative costs of $7.9 million (2016: $9.3 million).

Earnings before taxes were $7.9 million (2016: $12.3 million) after finance costs of $0.7 million (2016: $1.2 million), a foreign exchange gain of $0.4 million (2016: foreign exchange loss of $5.1 million), and investment and other income of $0.5 million (2016: expense of $0.2 million). The Company realized net earnings for the period of $9.7 million (2016: $3.9 million) after an income tax recovery of $1.8 million (2016 income tax expense of $8.4 million).

Sales of $150.5 million in 2017 represented a 4% decrease over the $156.8 million for the same period in 2016. There was a 5% decrease in silver ounces sold, offset by a 2% increase in the realized silver price resulting in a 3% decrease in silver sales, and there was an 8% decrease in gold ounces sold and a 3% increase in the realized gold price resulting in a 6% decrease in gold sales. During the period, the Company sold 4,892,855 oz silver and 51,460 oz gold, for realized prices of $17.24 and $1,285 per oz respectively, compared to sales of 5,152,031 oz silver and 55,851 oz gold, for realized prices of $16.84 and $1,253 per oz, respectively, in the same period of 2016. The realized price of silver was approximately 1% higher than the average silver spot price during the period of $17.05 and the realized price of gold during the period was approximately 2% higher than the average gold spot price during the period of $1,257 per oz, with the difference due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver inventory to 241,321 oz and increased its finished goods gold inventory to 1,266 oz at December 31, 2017 compared to 330,587 oz silver and 883 oz gold at December 31, 2016. The cost allocated to these finished goods was $4.8 million at December 31, 2017 compared to $4.9 million at December 31, 2016. At December 31, 2017, the finished goods inventory fair market value was $5.7 million compared to the fair value of $6.4 million at December 31, 2016.

Cost of sales for 2017 was $122.0 million, an increase of 3% over the cost of sales of $117.9 million for the same period of 2016. The 3% increase in cost of sales is primarily due to the decreased mining activity at the Guanaceví and Bolañitos mines partially offset by increased contribution of production from the El Cubo operation. Guanaceví experienced operational challenges in 2017, previously described, increasing costs during the year.

Exploration expenses increased in 2017 to $12.9 million from $10.4 million in the same period of 2016 primarily due increased drilling across the Company’s portfolio of development and exploration properties. Management has increased its exploration activity as precious metal prices have stabilized the expectation is that prices would rise in the near future. General and administrative expenses decreased by 15% to $7.9 million from $9.3 million in the same period of 2016 primarily due to decreased costs for director’s deferred share units which are marked to market at each period end. In 2016, there was an expense of $1.2 million while the Company recognized a recovery of $484 in 2017.

The Company experienced a foreign exchange gain of $0.4 million during in 2017 compared to a loss of $5.1 million in 2016. The $0.4 million gain was primarily due to the strengthening of the Mexican peso against the U.S. Dollar during 2017, which resulted in higher valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $1.8 million in 2017 compared to an income tax expense of $8.4 million for the same period of 2016. The $1.8 million tax recovery is comprised of $4.7 million in current income tax expense (2016: expense of $7.8 million) and $6.5 million in deferred income tax recovery (2016: expense of $0.6 million). The $4.7 million income tax expense is comprised of $3.8 million of income taxes and $0.9 million of special mining duty compared to income tax expense in 2016 of $7.8 million comprised of $7.6 million of income taxes and $0.2 million of special mining duty. The deferred income tax recovery of $6.5 million increased due to the appreciation of the Mexican peso and tax losses generated historically within profitable entities. Lower production lowered the profitability of the Guanaceví operation, which has historically been profitable.

18

The recoverable amounts of the Company’s cash-generating units (“CGUs”), which include mining properties and plant and equipment, are determined on an annual basis if impairment indicators are identified. In 2015, the continued commodity price decline led the Company to determine that there were impairment indicators and to reassess the recoverable amounts of its CGUs. In 2016 and 2017, the Company reviewed the operating CGUs for value in use, which resulted in no significant change after impairment charges in prior years. Any modest decrease in one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value. Management’s long-term estimates have not significantly changed from 2015.

Selected Annual Information

Expressed in thousands US dollars	Year ended December 31
except per share amounts	2017	2016	2015
Revenue	$150,499	$156,767	$183,556
Net earnings (loss)	9,684	3,910	(149,941)
Basic earnings (loss) per share	0.08	0.03	(1.47)
Diluted earnings (loss) per share	0.08	0.03	(1.47)
Dividends per share	-	-	-
Total assets	178,580	180,510	114,233
Total long-term liabilities	9,810	15,691	15,385

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016
Mine operating earnings	$7,887	$4,497	$28,479	$38,893
Share-based compensation	47	-	202	78
Amortization and depletion	4,804	1,893	16,582	13,952
Write down (recovery) of inventory to net realizable value	-	-	166	-
Mine operating cash flow before taxes	$12,738	$6,390	$45,429	$52,923

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016
Cash from operating activities	$5,601	($696)	$15,590	$22,969
Net changes in non-cash working capital	964	442	(7,993)	(983)
Operating cash flow before working capital adjustments	$4,637	($1,138)	$23,583	$23,952

19

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
except for share numbers and per share amounts	2017	2016	2017	2016
Operating cash flow before working capital adjustments	$4,637	($1,138)	$23,583	$23,952
Basic weighted average shares outstanding	127,486,671	126,676,562	127,340,834	117,505,811
Operating cash flow before working capital changes per share	$0.04	($0.01)	$0.19	$0.20

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016
Net earnings (loss) for the period	$2,669	($5,204)	$9,684	$3,910
Depreciation and depletion – cost of sales	4,804	1,893	16,582	13,952
Depreciation and depletion – exploration	24	20	126	61
Depreciation and depletion – general & administration	107	81	282	248
Finance costs	105	246	715	1,172
Current income tax expense	2,924	132	4,650	7,755
Deferred income tax expense (recovery)	(3,737)	991	(6,447)	654
Impairment of non-current assets	-	-	-	-
Earnings before interest, taxes, depletion and amortization	$6,896	($1,841)	$25,592	$27,752
Share based compensation	620	846	2,861	3,482
Adjusted earnings before interest, taxes depletion and amortization	$7,516	($995)	$28,453	$31,234

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

20

	Three Months Ended December 31, 2017				Three Months Ended December 31, 2016
Expressed in thousands US dollars
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$7,805	$7,707	$12,887	$28,399	$6,207	$5,959	$8,878	$21,044
Royalties	353	65	85	503	1,117	51	48	1,216
Special mining duty (1)	-	492	-	492	(408)	(258)	(417)	(1,083)
Opening finished goods	(2,763)	(325)	(493)	(3,581)	(2,641)	(232)	(179)	(3,052)
Closing finished goods	2,942	385	387	3,714	3,948	-	385	4,333
Direct production costs	8,337	8,324	12,866	29,527	8,223	5,520	8,715	22,458
By-product gold sales	(1,569)	(8,831)	(7,789)	(18,189)	(1,077)	(6,899)	(4,557)	(12,533)
Opening gold inventory fair market value	598	453	359	1,410	442	510	148	1,100
Closing gold inventory fair market value	(631)	(681)	(278)	(1,590)	(771)	-	(253)	(1,024)
Cash costs net of by-product	6,735	(735)	5,158	11,158	6,817	(869)	4,053	10,001
Amortization and depletion	4,123	337	344	4,804	1,565	237	92	1,894
Share-based compensation	17	15	15	47	-	-	-	0
Opening finished goods depletion	(1,141)	(22)	(13)	(1,176)	(416)	(8)	(1)	(425)
Closing finished goods depletion	1,096	8	8	1,112	567	-	1	568
Total production costs	$10,830	($397)	$5,512	$15,945	$8,533	($640)	$4,145	$12,038

	Three Months Ended December 31, 2017				Three Months Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	83,881	124,172	141,871	349,924	87,850	101,568	128,137	317,555
Payable silver ounces	543,573	269,484	587,648	1,400,705	538,616	178,380	347,831	1,064,827

Cash costs per ounce	$12.39	($2.73)	$8.78	$7.97	$12.66	($4.87)	$11.65	$9.39
Total production costs per oz	$19.92	($1.47)	$9.38	$11.38	$15.84	($3.59)	$11.92	$11.31
Direct production costs per tonne	$99.39	$67.04	$90.69	$84.38	$93.60	$54.35	$68.01	$70.72

	Year Ended December 31, 2017				Year Ended December 31, 2016
Expressed in thousands US dollars
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$33,408	$28,693	$41,229	$103,330	$27,819	$28,793	$45,284	$101,896
Royalties	1,239	228	273	1,740	1,405	268	275	1,948
Special mining duty (1)	-	943	(99)	844	(662)	531	321	190
Opening finished goods	(3,948)	-	(385)	(4,333)	(1,298)	(619)	(798)	(2,715)
Finished goods NRV adjustment	117	-	-	117	-	-	-	-
Closing finished goods	2,942	385	387	3,714	3,948	-	385	4,333
Direct production costs	33,758	30,249	41,405	105,412	31,212	28,973	45,467	105,652
By-product gold sales	(6,210)	(33,154)	(26,775)	(66,139)	(5,871)	(37,907)	(26,224)	(70,002)
Opening gold inventory fair market value	771	-	253	1,024	337	471	557	1,365
Closing gold inventory fair market value	(631)	(681)	(278)	(1,590)	(771)	-	(253)	(1,024)
Cash costs net of by-product	27,688	(3,586)	14,605	38,707	24,907	(8,463)	19,547	35,991
Amortization and depletion	13,365	1,894	1,323	16,582	6,790	4,164	2,998	13,952
Share-based compensation	68	67	67	202	26	26	26	78
Opening finished goods depletion	(567)	-	(1)	(568)	(203)	(261)	(242)	(706)
NRV cost adjustment	49	-	-	49	-	-	-	-
Closing finished goods depletion	1,096	8	8	1,112	567	-	1	568
Total production costs	$41,699	($1,617)	$16,002	$56,084	$32,087	($4,534)	$22,330	$49,883

	Year Ended December 31, 2017				Year Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	321,113	446,924	511,836	1,279,873	367,441	507,704	583,772	1,458,917
Payable silver ounces	2,064,382	896,869	1,842,338	4,803,589	2,359,519	1,010,512	1,937,995	5,308,026

Cash costs per ounce	$13.41	($4.00)	$7.93	$8.06	$10.56	($8.37)	$10.09	$6.78
Total production costs per oz	$20.20	($1.80)	$8.69	$11.68	$13.60	($4.49)	$11.52	$9.40
Direct production costs per tonne	$105.13	$67.68	$80.90	$82.36	$84.94	$57.07	$77.88	$72.42

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

21

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2017				Three Months Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$6,735	($735)	$5,158	$11,158	$6,817	($869)	$4,053	$10,001
Operations stock based compensation	17	15	15	47	-	-	-	-
Corporate general and administrative	299	441	558	1,298	2,439	52	108	2,599
Corporate stock based compensation	114	177	227	518	369	130	252	751
Reclamation - amortization/accretion	7	5	10	22	7	4	10	21
Mine site expensed exploration	(77)	-	348	271	583	100	686	1,369
Capital expenditures sustaining	2,456	370	1,652	4,478	4,189	765	1,715	6,669
All In Sustaining Costs	$9,551	$273	$7,968	$17,792	$14,404	$182	$6,824	$21,410
Growth exploration				2,015				5,684
Growth capital expenditures				3,782				867
All In Costs				$23,589				$27,961

	Three Months Ended December 31, 2017				Three Months Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	83,881	124,172	141,871	349,924	87,850	101,568	128,137	317,555
Payable silver ounces	543,573	269,484	587,648	1,400,705	538,616	178,380	347,831	1,064,827

Sustaining cost per ounce	$17.57	$1.01	$13.56	$12.70	$26.74	$1.02	$19.62	$20.11
All In costs per ounce				$16.84				$26.26

Expressed in thousands US dollars	Year Ended December 31, 2017				Year Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Cash costs net of by-product	$27,688	($3,586)	$14,605	$38,707	$24,907	($8,463)	$19,547	$35,991
Operations stock based compensation	68	67	67	202	26	26	26	78
Corporate general and administrative	1,423	1,734	2,068	5,225	2,678	1,147	2,200	6,025
Corporate stock based compensation	655	799	953	2,407	1,338	573	1,099	3,011
Reclamation - amortization/accretion	28	17	41	86	27	17	40	84
Mine site expensed exploration	272	778	1,150	2,200	1,214	240	1,061	2,515
Capital expenditures sustaining	17,080	1,647	13,909	32,636	14,802	1,637	1,843	18,282
All In Sustaining Costs	$47,214	$1,456	$32,793	$81,463	$44,993	($4,823)	$25,816	$65,986
Growth exploration				10,320				7,801
Growth capital expenditures				7,199				1,353
All In Costs				$98,982				$75,140

	Year Ended December 31, 2017				Year Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Throughput tonnes	321,113	446,924	511,836	1,279,873	367,441	507,704	583,772	1,458,917
Payable silver ounces	2,064,382	896,869	1,842,338	4,803,589	2,359,519	1,010,512	1,937,995	5,308,026
Silver equivalent production (ounces)	2,421,948	2,952,488	3,520,877	8,895,313	2,763,645	3,356,617	3,618,270	9,738,532

Sustaining cost per ounce	$22.87	$1.62	$17.80	$16.96	$19.07	($4.77)	$13.32	$12.43
All In costs per ounce				$20.61				$14.16

22

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2017				Three Months Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$7,805	$7,707	$12,887	$28,399	$6,207	$5,959	$8,878	$21,044
Royalties	353	65	85	503	1,117	51	48	1,216
Special mining duty (1)	-	492	-	492	(408)	(258)	(417)	(1,083)
Opening finished goods	(2,763)	(325)	(493)	(3,581)	(2,641)	(232)	(179)	(3,052)
Closing finished goods	2,942	385	387	3,714	3,948	-	385	4,333
Direct production costs	8,337	8,324	12,866	29,527	8,223	5,520	8,715	22,458

	Three Months Ended December 31, 2017				Three Months Ended December 31, 2016
	Guanacevi Bolanitos		El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production (ounces)	544,117	280,712	612,133	1,436,962	540,708	185,813	362,324	1,088,845
Average realized silver price ($)	16.84	16.84	16.84	16.84	17.03	17.03	17.03	17.03
Silver value ($)	9,162,930	4,727,190	10,308,320	24,198,440	9,208,257	3,164,395	6,170,378	18,543,030

Gold production (ounces)	1,245	7,204	6,128	14,577	1,232	5,926	4,244	11,402
Average realized gold price ($)	1,288	1,288	1,288	1,288	1,139	1,139	1,139	1,139
Gold value ($)	1,603,560	9,278,752	7,892,864	18,775,176	1,403,248	6,749,714	4,833,916	12,986,878

Total metal value ($)	10,766,490	14,005,942	18,201,184	42,973,616	10,611,505	9,914,109	11,004,294	31,529,908
Pro-rated silver costs	85%	34%	57%	56%	87%	32%	56%	59%
Pro-rated gold costs	15%	66%	43%	44%	13%	68%	44%	41%

Silver co-product cash costs	$13.04	$10.01	$11.90	$11.57	$13.20	$9.48	$13.49	$12.13
Gold co-product cash costs	$997	$765	$910	$885	$883	$634	$902	$811

23

Expressed in thousands US dollars	Year Ended December 31, 2017				Year Ended December 31, 2016
	Guanacevi	Bolanitos	El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Direct production costs	$33,408	$28,693	$41,229	$103,330	$27,819	$28,793	$45,284	$101,896
Royalties	1,239	228	273	1,740	1,405	268	275	1,948
Special mining duty (1)	-	943	(99)	844	(662)	531	321	190
Opening finished goods	(3,948)	-	(385)	(4,333)	(1,298)	(619)	(798)	(2,715)
Finished goods NRV adjustment	117	-	-	117	-	-	-	-
Closing finished goods	2,942	385	387	3,714	3,948	-	385	4,333
Direct production costs	33,758	30,249	41,405	105,412	31,212	28,973	45,467	105,652

	Year Ended December 31, 2017				Year Ended December 31, 2016
	Guanacevi Bolanitos		El Cubo	Total	Guanacevi	Bolanitos	El Cubo	Total
Silver production (ounces)	2,066,448	934,238	1,919,102	4,919,788	2,364,045	1,052,617	2,018,745	5,435,407
Average realized silver price ($)	17.24	17.24	17.24	17.24	16.84	16.84	16.84	16.84
Silver value ($)	35,625,564	16,106,263	33,085,318	84,817,145	39,810,518	17,726,070	33,995,666	91,532,254

Gold production (ounces)	4,740	26,910	21,357	53,007	5,328	30,720	21,327	57,375
Average realized gold price ($)	1,285	1,285	1,285	1,285	1,253	1,253	1,253	1,253
Gold value ($)	6,090,900	34,579,350	27,443,745	68,113,995	6,675,984	38,492,160	26,722,731	71,890,875

Total metal value ($)	41,716,464	50,685,613	60,529,063	152,931,140	46,486,502	56,218,230	60,718,397	163,423,129
Pro-rated silver costs	85%	32%	55%	55%	86%	32%	56%	56%
Pro-rated gold costs	15%	68%	45%	45%	14%	68%	44%	44%

Silver co-product cash costs	$13.95	$10.29	$11.79	$11.88	$11.31	$8.68	$12.61	$10.89
Gold co-product cash costs	$1,040	$767	$879	$886	$841	$646	$938	$810

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for	2017				2016
share numbers and per share amounts
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$41,640	$39,782	$32,636	$36,441	$28,650	$42,066	$44,510	$41,541
Direct cost	28,399	27,400	23,483	24,048	21,044	24,033	26,975	29,844
Royalties	503	457	340	440	1,216	247	276	209
Mine operating cash flow	12,738	11,925	8,813	11,953	6,390	17,786	17,259	11,488
Share-based compensation	47	63	92	-	-	(208)	230	56
Amortization and depletion	4,804	4,394	3,271	4,113	1,893	2,761	4,144	5,154
Write down on inventory	-	166	-	-	-	-	-	-
Mine operating earnings (loss)	$7,887	$7,302	$5,450	$7,840	$4,497	$15,233	$12,885	$6,278

Basic earnings (loss) per share	$0.02	$0.01	$0.00	$0.05	($0.04)	$0.04	$0.01	$0.02
Diluted earnings (loss) per share	$0.02	$0.01	$0.00	$0.05	($0.04)	$0.04	$0.01	$0.02
Weighted shares outstanding	127,486,671	127,456,410	12,318,926	127,095,764	126,676,562	125,277,591	113,236,504	104,646,404

Net earnings (loss)	$2,669	$996	($16)	$6,035	($5,204)	$5,586	$1,699	$1,829
Amortization and depletion	4,935	4,540	3,333	4,182	1,994	2,834	4,211	5,222
Finance costs	105	166	208	236	246	345	294	287
Current income tax	2,924	882	545	299	132	2,732	3,480	1,411
Deferred income tax	(3,737)	(510)	(403)	(1,797)	991	(693)	459	(103)
EBITDA	$6,896	$6,074	$3,667	$8,955	($1,841)	$10,804	$10,143	$8,646

24

The following table presents selected production information for each of the most recent eight quarters

Highlights	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Processed tonnes	349,924	322,784	303,943	303,222	317,555	355,611	377,198	408,553
Guanaceví	83,881	74,649	74,984	87,599	87,850	82,059	98,756	98,776
Bolañitos	124,172	114,526	113,875	94,351	101,568	132,686	136,322	137,128
El Cubo	141,871	133,609	115,084	121,272	128,137	140,866	142,120	172,649
Silver ounces	1,436,962	1,262,064	1,143,788	1,076,974	1,088,845	1,284,646	1,551,851	1,510,065
Guanaceví	544,117	522,907	468,741	530,683	540,708	542,385	629,221	651,731
Bolañitos	280,712	253,787	231,016	168,723	185,813	255,350	276,885	334,569
El Cubo	612,133	485,370	444,031	377,568	362,324	486,911	645,745	523,765
Silver grade	152	144	135	126	123	133	148	137
Guanaceví	241	250	219	213	211	235	232	249
Bolañitos	86	85	78	66	71	76	80	94
El Cubo	157	135	137	111	103	128	156	108
Silver recovery	84.1	84.5	86.6	87.4	87.0	84.3	86.2	83.7
Guanaceví	83.7	87.2	88.8	88.5	90.7	87.5	85.4	82.4
Bolañitos	81.8	81.1	80.9	84.3	80.1	78.8	79.0	80.7
El Cubo	85.5	83.7	87.6	87.2	85.4	84.0	90.6	87.4
Gold ounces	14,577	13,648	13,058	11,724	11,402	14,364	15,649	15,960
Guanaceví	1,245	1,224	1,079	1,192	1,232	1,163	1,365	1,568
Bolañitos	7,204	6,523	6,965	6,218	5,926	7,875	8,470	8,449
El Cubo	6,128	5,901	5,014	4,314	4,244	5,326	5,814	5,943
Gold grade	1.56	1.58	1.58	1.41	1.35	1.55	1.58	1.50
Guanaceví	0.54	0.57	0.50	0.49	0.49	0.51	0.49	0.56
Bolañitos	2.18	2.15	2.27	2.40	2.22	2.30	2.38	2.33
El Cubo	1.61	1.65	1.6	1.31	1.24	1.46	1.56	1.38
Gold recovery	83.3	83.4	84.6	85.2	83.0	80.8	81.9	81.0
Guanaceví	85.5	89.5	89.5	86.4	89.0	86.4	87.7	88.5
Bolañitos	82.8	82.4	83.8	85.4	81.7	80.3	81.2	82.2
El Cubo	83.4	83.3	84.7	84.5	83.1	80.5	81.6	77.6
Cash costs per oz	$7.97	$8.11	$8.36	$7.81	$9.39	$5.27	$5.37	$7.63
Guanaceví	$12.39	$13.68	$14.94	$12.85	$12.66	$11.12	$10.82	$8.09
Bolañitos	($2.73)	($0.52)	($4.78)	($10.28)	($4.87)	($15.17)	($7.08)	($6.20)
El Cubo	$8.78	$6.37	$7.95	$8.52	$11.65	$9.16	$5.21	$15.87
Total cost per oz(1)	$11.38	$11.74	$12.02	$11.62	$11.31	$7.28	$8.30	$10.95
Guanaceví	$19.92	$20.48	$21.63	$18.94	$15.84	$14.15	$13.87	$11.01
Bolañitos	($1.47)	$1.81	($2.07)	($7.43)	($3.59)	($13.20)	($1.67)	($0.67)
El Cubo	$9.38	$7.13	$8.78	$9.44	$11.92	$9.99	$6.97	$18.29
AISC per oz	$12.70	$11.74	$20.46	$18.24	$20.11	$11.47	$10.53	$11.12
Guanaceví	$17.57	$23.47	$27.40	$23.78	$26.74	$21.53	$20.11	$12.95
Bolañitos	$1.01	$3.96	$3.61	($3.82)	$1.02	($11.16)	($4.25)	($3.55)
El Cubo	$13.56	$17.95	$21.60	$20.00	$19.62	$11.60	$7.20	$18.11
Costs per tonne	$84.38	$84.81	$84.01	$75.77	$70.72	$71.18	$73.01	$74.26
Guanaceví	$99.39	$117.15	$111.42	$94.99	$93.60	$93.24	$83.38	$71.92
Bolañitos	$67.04	$71.52	$66.60	$65.18	$54.35	$49.03	$63.94	$60.03
El Cubo	$90.69	$78.13	$83.38	$70.12	$68.01	$79.20	$74.51	$86.91

(1) Total Production Cost per ounce

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Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During Q4, 2017, the average price of silver was $16.73 per ounce, with silver trading between $15.71 and $17.41 per ounce based on the London Fix silver price. This compares to an average of $17.19 per ounce during Q4, 2016, with a low of $15.74 and a high of $19.18 per ounce. During Q4, 2017, the Company realized an average price of $16.84 per silver ounce compared with $17.03 for the corresponding period in 2016.

During Q4, 2017, the average price of gold was $1,276 per ounce, with gold trading between $1,241 and $1,303 per ounce based on the London Fix PM gold price. This compares to an average of $1,222 per ounce during Q4, 2016, with a low of $1,126 and a high of $1,313 per ounce. During Q4, 2017, the Company realized an average price of $1,288 per ounce compared with $1,139 for the corresponding period in 2016.

During 2017, the average price of silver was $17.05 per ounce, with silver trading between a range of $15.22 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $17.14 per ounce during 2016, with a low of $13.58 and a high of $20.71 per ounce. During 2017, the Company realized an average price of $17.24 per ounce compared with $16.84 for 2016.

During 2017, the average price of gold was $1,257 per ounce, with gold trading between a range of $1,146 and $1,346 per ounce based on the London Fix PM gold price. This compares to an average of $1,251 per ounce during 2016, with a low of $1,077 and a high of $1,366 per ounce. During 2017, the Company realized an average price of $1,285 per ounce compared with $1,253 for 2016.

The major influences on precious metals prices from Q3, 2014 to January 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong U.S. equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the U.S. Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. From February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals. However, nearing the end of 2016, the U.S. election results revived sentiment in favour of the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. In 2017, management believes that investor uncertainty surrounding the effect of the U.S. administration’s policies, particularly escalating signals of implementing tariffs, led to renewed interest in precious metals.

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Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During Q4, 2017, the Mexican peso resumed depreciation against the U.S. dollar. During Q4, 2017, the average foreign exchange rate was $18.98 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.21 to $19.80. This compares to an average of $19.85 during Q4, 2016, with a range of $18.52 to $20.82 Mexican pesos per U.S. dollar.

During the year ended December 31, 2017, the Mexican peso reversed a long negative trend and significantly appreciated against the U.S. dollar until the fourth quarter. During 2017, the average foreign exchange rate was $18.91 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.50 to $21.92. This compares to an average of $18.68 during the year ended December 31, 2016, with a range of $17.17 to $20.82 Mexican pesos per U.S. dollar. The reversal of the trend in the earlier periods of 2017 is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During Q4, 2017, the Canadian dollar relative to the U.S. dollar appreciated compared to the same period in 2016, with significant appreciation in the third quarter. During Q4, 2017, the average foreign exchange rate was $1.270 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.246 and $1.289. This compares to an average of $1.3348 during Q4, 2016, within a range of $1.3097 and $1.3570 Canadian dollar per U.S. dollar.

During 2017, the Canadian dollar appreciated relative to the U.S. dollar. During 2017, the average foreign exchange rate was $1.298 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.211 and $1.374. This compares to an average of $1.3251 during 2016, with a range of $1.2533 and $1.4602 U.S. dollar per Canadian dollar.

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Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

2018 Outlook

Production
In 2018, silver equivalent production is expected to increase by 20% compared to 2017. The Company plans higher silver and gold production at all three existing mines and initial production from the new fourth mine at El Compas by the end of March 2018 with commercial production scheduled for the end of July 2018.

With planned higher production, cash costs and all-in sustaining costs are expected to decline in 2018 compared to the revised guidance in 2017. The total capital budget in 2018 will increase from 2017 due to the development of the new El Compas mine, and two new high grade orebodies at Guanaceví, whereas the exploration budget will decrease as the Company’s focus shifts towards development.

Silver production is anticipated to be in the range of 5.8 -6.4 million ounces and gold production is expected be in the 58,000-64,000 oz range. Silver equivalent production is anticipated to be 10.2 -11.2 million ounces using a 75:1 silver:gold ratio , as shown in the table below.

At Guanaceví, mine performance should continue to improve over the course of 2018. After resolving several operational issues in 2017, management recently launched a seven month mine-site training program aimed at significantly improving workforce productivity and cutting costs. Plant throughput should rise from the 900 tpd in Q4, 2017 to 1,050 tpd in Q4, 2018 averaging 1,000 tpd in 2018. Two new orebodies at Milache and SCS are being developed to commence production before year-end in order to reduce the onus on Porvenir Norte and Santa Cruz and increase operational flexibility.

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At Bolañitos, steady mine production and plant throughput are expected at 1,200 tpd (similar to 2017), primarily from the LL-Asunción and Plateros vein orebodies plus some historic mine fill. Silver grades are expected to be higher than 2017 but gold grades will be lower. Improvement in metal recoveries is expected due to modifications in the flotation circuit implemented late last year.

At El Cubo, mine production and plant throughput are also expected to remain steady at 1,400 tpd from the V-Asunción, Dolores, and San Nicolas veins. Ore grades should increase considerably as a higher grade area of the V-Asuncion orebody is scheduled for mining this year. Metal recoveries should rise incrementally after modifications to the flotation circuit late last year.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day
(tpd)
Guanaceví	2.2-2.5	5.0-5.5	2.6-2.9	900-1,050
Bolañitos	1.0-1.1	23.5-25.5	2.8-3.0	1,100-1,250
El Cubo	2.5-2.7	22.5-24.5	4.2-4.5	1,300-1,450
El Compas	0.1-0.1	7.0-8.5	0.6-0.8	0-250
Total	5.8-6.4	58.0-64.0	10.2-11.2	3,300-4,000

Operating Costs
Cash costs, net of gold by-product credits, are expected to be $6.00 -$7.00 per oz of silver produced in 2018. Consolidated cash costs expressed on a co-product basis are anticipated to be $10.00 -$11.00 per oz silver and $750-$800 per oz gold.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $15.00 -$16.00 per oz of silver produced in 2018 reflecting new investments in exploration and development programs. When non-cash items such as stock-based compensation are excluded, AISC is budgeted to be in the $14.50 -$15.50 range. If the investment to develop the SCS and Milache ore bodies into production at Guanaceví was excluded, AISC would decrease by $2.00 per oz to $13.00 -$14.00 per oz.

On a co-product basis, AISC are anticipated to be $15.50 -$16.00 per oz silver and $1,150-$1,200 per oz gold. Direct operating costs are estimated to be in the range of $80-$85 per tonne.

Management has assumed a $17 per oz silver price, $1,275 per oz gold price, and 19:1 Mexican peso per US dollar exchange rate for its 2018 cost estimates.

Capital Investments
In 2018, Endeavour plans to invest $48.4 million on capital projects including $41.1 million in sustaining capital at three currently operating mines and $7.3 million in growth capital at two development projects (including the El Compas project). At management’s assumed metal prices, the sustaining capital investments will be covered by operating cash flow.

Growth capital of $7.2 million is budgeted to complete the construction and commissioning of the El Compas project to commercial production.

At Guanaceví, a capital budget of $25.9 million is planned for 2018, including sustaining capital of $10.3 million to develop 9.2 kilometres of mine access at the North Porvenir and Santa Cruz mines. Additionally, $7.7 million and $5.6 million are budgeted for the development of the Milache and SCS ore bodies, respectively. An additional $2.3 million is planned to support site infrastructure, including plant equipment, office equipment and building improvements.

At Bolañitos, a capital budget of $2.6 million is planned for 2018, including $0.5 million on mine development to access resources in LL-Asunción and Plateros veins, plus mineralized fill from historic stopes not included in resources. An additional $2.1 million is planned to support site infrastructure, including mobile equipment, plant equipment, office equipment and building improvements.

29

At El Cubo, a capital budget of $12.6 million is planned for 2018, including 5.9 kilometres of mine development for $7.6 million, $2.0 million for refurbishment of underground mobile equipment, $1.8 million to increase the capacity of the tailings facility and an additional $1.2 million for site infrastructure, including vehicles, plant equipment, office equipment and building improvements.

In 2017, the Company received government environmental permits to build the Terronera mine and plant however, the Company still awaits receipt of the dumps and tailings permits. Upon receipt of the final permits currently anticipated in Q2, 2018, and assuming a positive production decision and appropriate financing, the 2018 growth capital budget will be amended accordingly.

	Mine	Other	Sustaining	Growth	Total
Mine	Development	Capital	Capital	Capital	Capital
Guanaceví	$23.6 million	$2.3 million	$25.9 million	-	$25.9 million
Bolañitos	$0.5 million	$2.1 million	$ 2.6 million	-	$2.6 million
El Cubo	$7.6 million	$5.0 million	$12.6 million	-	$12.6 million
El Compas	-	-	-	$7.2 million	$7.2 million
Corporate	-	-	-	$0.1 million	$0.1 million
Total	$31.7 million	$9.4 million	$41.1 million	$7.3 million	$48.4 million

Exploration Expenditures
In 2018, the Company plans to drill 44,000 metres and spend $11.1 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 17,000 metres of core drilling are planned at a cost of $2.8 million. At the exploration and development projects, expenditures of $8.3 million are planned to drill 27,300 metres, to advance engineering studies and meet property holding obligations.

At El Compas, 6,600 metres are planned to be drilled for $1.0 million primarily on the Calicanto concessions. The 2018 drilling is to further test the new zones of high grade mineralization within the Misie-Karla-Karla HW and Calicanto veins discovered in 2017.

At Terronera, $1.7 million is budgeted to complete an updated PFS and a 6,600 metre drill program. The 2018 drilling will focus on extending mineralization in the Terronera vein to the southeast of the current resource, plus testing other known mineralized veins.

At Parral, $2.2 million is budgeted for drilling 12,000 metres to extend historic and new resource areas and complete a PEA.

In Chile, the Company has budgeted for a 3,000 metre drill program on one property to explore for bulk tonnage silver-lead-zinc manto mineralization.

30

Project	2018 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	6,600	$0.8 million
Bolañitos	Drilling	5,400	$1.0 million
El Cubo	Drilling	5,000	$1.0 million
El Compas	Drilling	6,600	$1.0 million
Terronera	Drilling/Update PFS	5,400	$1.2 million
Parral	Drilling/PEA	12,000	$2.2 million
Guadalupe y Calvo	Mapping	-	$0.2 million
Chile	Drilling	3,000	$1.3 million
Mexico	Holding Costs/Land Payment	-	$2.4 million
Total		44,000	$11.1 million

Liquidity and Capital Resources

Cash and cash equivalents decreased from $72.3 million at December 31, 2016 to $39.3 million at December 31, 2017, with the credit facility fully repaid and terminated. The Company had working capital of $66.2 million at December 31, 2017 (December 31, 2016 - $81.6 million). The $15.4 million decrease in working capital is due to the Company’s re-investment into the long-term future of its mines, offset by cash generated from operating activities.

Operating activities generated cash of $15.6 million during 2017 compared to $23.0 million of cash during the same period in 2016. The significant non-cash adjustments to the net income of $9.7 million were amortization and depletion of $17.0 million, share-based compensation of $2.9 million, finance costs of $0.7 million, a deferred income tax recovery of $6.4 million, an unrealized foreign exchange gain of $0.4 million and a change in non-cash working capital of $8.0 million. The change in non-cash working capital was primarily due to an increase in accounts receivable, with normal fluctuations in other working capital items.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

Mangement believes that delays and denials with respect to IVA refunds for Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Adelante S.A. de C.V. (“Guanaceví,”) are improper. At December 31, 2017, El Cubo holds $10.4 million and Guanaceví holds $8.8 million in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2016 – $10.1 million and $3.5 million respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. See “Financial Instrument Risk Exposure and Risk Management-Liquidity Risk”.

Investing activities during the period used $39.7 million compared to $19.1 million in the same period of 2016. The investments in 2017 primarily relate to mine development at Guanaceví, and El Cubo.

Capital spending totaled $39.8 million in property, plant and equipment during 2017, including $0.5 million property acquisition paid for with common shares. At Guanaceví, the Company invested $18.3 million, with $15.0 million spent on 10.5 kilometres of mine development, $1.8 million on mine equipment, $0.5 million on the plant and tailings dam, $0.6 million on upgrading information technology infrastructure, $0.3 million buildings, and $0.1 million on vehicles.

31

At El Cubo, the Company invested $13.9 million, including $10.4 million on 9.2 kilometres of mine development, $2.6 million on mine equipment, $0.7 million on the plant and tailings dam, and $0.2 million on other equipment. At Bolañitos, the Company invested $1.6 million on various equipment. At El Compas, the Company has spent a total of $5.0 million, including $0.9 million for the Calicanto and Veta Grande properties and $0.3 million on concession taxes, $2.5 million on the development and supporting infrastructure of El Compas mine, $1.5 million on the refurbishment of the plant, $0.5 million on office buildings and $0.2 million on vehicles. The Company spent $0.6 million on a new corporate office equipment.

On April 24, 2017, the Company entered into a definitive agreement with Impact Silver Corp. (“Impact Silver”) to acquire a 100% interest in Impact Silver’s Veta Grande properties, located in the Zacatecas state, Mexico The $500,000 consideration for the Veta Grande properties was paid by the issuance on June 5, 2017 of 154,321 common shares of Endeavour at $3.24 per share, being the 10-day volume-weighted average closing price of Endeavour’s shares on the New York Stock Exchange (“NYSE”) prior to the date of the agreement.

At December 31, 2017, the Company’s credit facility with The Bank of Nova Scotia was fully repaid (December 31, 2016 - $9,000,000). The Company recognized $326,000 of interest expense and $303,000 of deferred financing costs were amortized during the year in finance costs (December 31, 2016 - $697,000).

In 2017, the Company received $0.1 million of proceeds from exercised stock options.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2018 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

As at December 31, 2017, the Company’s issued share capital was $450.7 million, representing 127,488,410 common shares, and the Company had options outstanding to purchase 5,792,800 common shares with a weighted average exercise price of CAD$4.00.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 5.6 million ($0.3 million) and inflationary charges of MXN 8.5 million ($0.4 million) has accumulated.

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Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2017, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2017, there was a $1.0 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

See 2018 Outlook on page 28 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at December 31, 2017:

Payments due by period (in thousands of dollars)
Contractual Obligations
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5
					years
Capital Assets purchases	$187	$187	$-	$-	$-
Operating lease	3,987	420	881	852	1,834
Other Long-Term Liabilities	7,982	-	7,982	-	-
Total	$12,156	$607	$8,863	$852	$1,834

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. and with Aztec Metals Corp., which are considered related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $24,000 for the year ended December 31, 2017 (2016 - $43,000). The Company had a $2,000 net receivable related to administration costs outstanding as at December 31, 2017 (2016 – $4,000).

During 2017, the Company was charged $60,000 (2016 - $264,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s corporate secretary is a partner.

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Financial Assets and Liabilities

As at December 31, 2017, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at December 31, 2017		As at December 31, 2016

Expressed in thousands US dollars	Carrying value	Estimated Fair	Carrying value	Estimated Fair
		value		value
Financial assets:
Cash and cash equivalents	$39,277	$39,277	$72,317	$72,317
Available for sale assets	168	168	85	85
Trade receivables	8,114	8,114	6,703	6,703
Other receivables	25,898	25,898	18,857	18,857
Total financial assets	$73,457	$73,457	$97,962	$97,962

Financial liabilities:
Accounts payable and accrued liabiities	$20,822	$20,822	$18,229	$18,229
Total financial liabilities	$20,822	$20,822	$27,229	$27,229

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

As at December 31, 2017
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Financial assets:
Available for sale securities	$168	$168	$-	$-
Trade receivables	8,114	-	8,114	-
Total financial assets	$8,282	$168	$8,114	$-

Financial liabilities:
Deferred share units	$1,319	$1,319	$-	$-
Share appreciation rights	341	-	341	-
Total financial liabilities	$1,660	$1,319	$341	$-

Available for sale securities
The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

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Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units
The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights
As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the Credit Facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax,IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

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Management believes that delays and denials with respect to IVA refunds for El Cubo and Guanaceví are improper. At December 31, 2017, El Cubo holds $10.4 million and Guanaceví holds $8.8 million in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At December 31, 2017, there are 314,279 oz of silver and 3,621 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2017, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.0 million.

Outstanding Share Data

As of February 22, 2018, the Company had the following securities issued and outstanding:

•	127,488,410 common shares
•	5,792,800 common shares issuable under stock options with a weighted average exercise price of CAD$4.00 per share expiring between November 8, 2017 and May 4, 2022.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

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Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements

Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company adopted these amendments in its financial statements for the annual period beginning on January 1, 2017 with no material impact on the financial statements.

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IFRS 2 effective January 1, 2018 on a prospective basis. The Company has completed qualitative and quantitative assessments and have determined the adoption will not have a material impact on the consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

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The Company intends to adopt IFRS 9 effective January 1, 2018. The Company has completed qualitative and quantitative assessments and has determined the adoption will have a material impact on the consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The Company has completed qualitative and quantitative assessments and has determined the adoption will not have a material impact on the consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

Determination of ore reserves and resources
Judgements about the amount of product that can be economically and legally extracted from the Company’s properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates,production costs, commodity prices and exchange rates. This process may require complex and difficult geological judgements to interpret the data. The Company uses qualified persons (as defined by the Canadian Securities Administrator’s National Instrument 43-101) to compile this data.

Changes in the judgements surrounding proven and probable reserves may impact the carrying value of mineral properties, plant and equipment, reclamation and rehabilitation provisions, recognition of deferred income tax amounts, and depreciation and depletion.

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Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. Estimating the quantity and /or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends). Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineral reserves

Impairment of Non-Current Assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment and allocated goodwill, if any, are determined on an annual basis and circumstances result in impairment indicators. As at December 31, 2015, the Company determined there were several indicators of potential impairment of its producing mineral properties which included the sustained decline in precious metal prices and updates of the estimated reserves and resources. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGUs fair value in use. The cash flows were determined based on the life-of-mine after tax cash flow estimate which incorporate management’s best estimates of future metal prices, production based on estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

As a result of the operational challenges during 2017 and a revised mine plan, the Company tested the recoverability of the Guanaceví CGU as at December 31, 2017, and determined that no additional impairment was required. For previously impaired CGU’s any modest decrease in any one key assumption in isolation could cause the estimated recoverable amount to be less than or equal to the net carrying value. Other than timing of production based on the revised mine plans and associated increase in per-unit costs, Management’s long- term estimates have not significantly changed from the previous years.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Achievement of commercial production
Once a mine reaches the operating levels intended by management, deprecation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level. Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a pre-determined level of design capacity and indications exist that his level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

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Estimation of the amount and timing of reclamation and rehabilitation costs
Accounting for restoration requires management to make estimates of the future costs the Company will occur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with. The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation n work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

Deferred Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Judgement is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet. In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes. The resolution of these uncertainties may result in adjustments to the Company’s tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets. Estimates of future taxable income is based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted. In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.

Inventory
In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

Share-based Compensation
The Company has a stock option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when vested, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARs grant date and vesting. The fair value of each SAR award is estimated on the grant date using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

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The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once performance conditions (as determined by the board of directors of the Company) for a grant of PSUs have been met within the specified performance period, a PSU is then vested and redeemable into one common share for no additional consideration. The Company estimates the probability of attainment of the PSU performance conditions, which may vary for each grant of PSUs in the board of directors’ sole discretion.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

RISKS AND UNCERTAINTIES

Besides the risks discussed elsewhere in this MD&A, the following are risks and uncertainties that have affected the Company’s financial statements or future performance or that may affect them in the future. See “Risk Factors” in the Company’s Annual Information Form for other risks affecting the Company generally.

Precious and Base Metal Price Fluctuations
The profitability of the precious metals operations in which the Company has an interest is significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate affecting the costs of production at the Company’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company’s operating costs or the timing and costs of various projects. The Company’s general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are generally priced in Canadian dollars or U.S. dollars, and the majority of the exploration costs of the Company are denominated in U.S. dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

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Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, the Company’s insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company’s business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development
There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves. The economics of developing silver, gold and other mineral properties are affected by many factors, including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession.

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There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanaceví, Bolañitos and El Cubo mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. The mines have an expected lives of less than two years based on current proven and probable reserves and production levels. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Integration of New Acquisitions
The positive effect on the Company’s results arising from past and future acquisitions depends on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems.

The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

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Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in other jurisdictions; it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. The activities of the Company require licenses and permits from various governmental authorities. The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under “Contingencies”, one subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities. The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. If the Company is unsuccessful this could negatively impact the Company’s financial position and create difficulties for the Company in dealing with Mexican fiscal authorities in the future.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2017, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on on-going court proceedings and discussion with the tax authorities.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

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Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets
Although the Company obtains title opinions for material properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. The Company could experience increases in recruiting and training costs and decreases in operating efficiency, productivity and profit margins. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Assurance on Financial Statements
The Company prepares the financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to the annual consolidated financial statements for the year ended December 31, 2017. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze the internal control systems for financial reporting.

Claims under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered professional accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Information Systems and Cyber Security
The Company’s operations depend, in part, upon information technology systems. The Company’s information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on the Company’s reputation, business, results of operations, financial condition and share price.

The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company’s systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Controls and Procedures
The Company’s officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this MD&A, management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures pursuant to National Instrument 52-109 “Certification of Disclosure in Issuers Annual and Interim Filings” (“NI 52-109”) and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(b) of the U.S. Exchange Act). A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management of the Company, including the CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2017.

Changes in Internal Control over Financial Reporting
Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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